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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of April 2007

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
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                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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    FUTUREMEDIA TO DEVELOP VIDEO LEARNING COMMUNITY FOR INTERNATIONAL CHARITY

    BRIGHTON, England, April 16 /PRNewswire-FirstCall/ -- Futuremedia plc (Nasdaq: FMDA), a leading learning and brand communications provider, today announced that it will develop an online academy for the Fifteen Foundation, a charity formed by UK chef Jamie Oliver to help disadvantaged young people enter the restaurant industry.

    Futuremedia's innovative learning model, influenced by social networking sites YouTube and MySpace, will distribute learning material alongside user-generated videos created by the students relaying their transformational learning experience.

    "We understand the importance of communicating the relevance of learning through the passion of the individual learners," says Leonard M. Fertig, Chief Executive of Futuremedia. "In winning this contract, we have demonstrated that our ability to truly understand the needs of the client and respond creatively using cutting-edge technology enables us to compete successfully against global solutions providers, further strengthening our position within the industry."

    "Futuremedia is a terrific partner for the Fifteen Foundation with its proven track record and knowledge of the Internet business as an educational platform. We believe and expect that this new, online academy will bring Fifteen's unique course to a much wider audience and truly take the charity's work to a global level," says Liam Black, Director of the Fifteen Foundation.

    The final Web site will offer a variety of sponsorship and subscription opportunities to organizations, such as continuing education colleges.

    About Futuremedia:

    Futuremedia plc is a global media company providing online education, e-marketing and brand communications services to public and private sector organizations. Established in 1982 and listed on the Nasdaq in 1993, we help our clients to communicate their values, product and brand information to employees, customers and industry, and we believe that education, or learning, is a key component in the communication mix. Futuremedia divisions include Futuremedia Learning, and Button Communications. For more information, visit http://www.futuremedia.co.uk.

    About the Fifteen Foundation:

    The Fifteen Foundation exists to inspire disadvantaged young people -- homeless, unemployed, overcoming drug or alcohol problems -- to believe that they can create for themselves great careers in the restaurant industry.

    We provide skills and experience in food preparation and service at the same time as helping our people to believe in themselves, to know that they can achieve anything they want in their lives despite what setbacks they may already have experienced.

    The Foundation is also driving forward our dream of building Fifteen into a global social enterprise brand inspiring young people all over the world. Fifteen Amsterdam opened in December 2005, Fifteen Cornwall in May 2006 and Fifteen Melbourne in September 2006. We are actively exploring possibilities in other parts of the UK and overseas.

    "Safe Harbor" Statement under Section 21E of the Securities Exchange Act of 1934: This press release contains forward-looking statements related to future results and speaks only of Futuremedia's expectations as of the date hereof. Such statements include expectations regarding: the expected benefits from new sales, contracts or products; the expected benefits and success of operations in new markets; the expected benefits of expanding the sales operations of group companies into new geographical markets; the expected benefits of acquisitions; the expected benefits of financing arrangements; and the Company's future financial condition and performance. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include: risks associated with the Company's ability to develop and successfully market new services and products (including the risk that such products may not be accepted in the market), risks relating to operations in new markets (including the risk that such operations may not deliver anticipated revenue or profits); risks associated with acquisitions (including the risk that such acquisitions may not deliver the benefits expected by management and risks associated with integration of acquisitions generally); risks that financing arrangements could result in substantial dilution to shareholders because of subscription prices below the current market value of the Company's ADSs or other factors; risks relating to the Company's ability to operate profitably in the future; risks associated with rapid growth; the Company's ability to successfully develop its business in new geographic markets; the early stage of the e-learning market; rapid technological change and competition; and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

SOURCE  Futuremedia plc
    -0-                             04/16/2007
    /CONTACT: US - Mike Smargiassi, or Corey Kinger, both of Brainerd Communicators, Inc., +1-212-986-6667, ir@futuremedia.co.uk; or UK - Gerry Buckland, +44-7919-564126, infomac1@mac.com /
    /Web site:  http://www.futuremedia.co.uk /

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               FUTUREMEDIA PLC,
                                               an English public limited company


                                               By: /s/ Leonard Fertig
                                                   -----------------------------
                                                   Leonard Fertig
                                                   Chief Executive Officer

Date:  April 16, 2007